Exhibit 12.1

Education Management LLC

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

(Dollars in millions)

	For the Fiscal Year Ended June 30,
	2007		2008		2009		2010		2011
Computation of fixed charges
Interest expense	$167.5		$156.5		$149.3		$115.8		$118.2
Amortization of debt issuance costs	7.7		7.7		7.8		8.1		6.5
Portion of rental expense representative of interest	22.3		27.1		30.8		35.8		39.4

Total fixed charges	$197.5		$191.3		$187.9		$159.7		$164.1

Computation of earnings
Income before income taxes	$59.3		$105.8		$165.4		$250.3		$369.4
Fixed charges per above	197.5		191.3		187.9		159.7		164.1

Total earnings	$256.8		$297.1		$353.3		$410.0		$533.5

Ratio of earnings to fixed charges	1.3	x	1.6	x	1.9	x	2.6	x	3.3	x